UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 30, 2019

Commission File Number 333-98397

Lingo Media Corporation

(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                               .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: November 29, 2019	By:	/s/ “Gali Bar-Ziv”
Gali Bar-Ziv President and CEO

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the nine-month period ended September 30, 2019

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at September 30, 2019

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Lingo Media Corporation have been prepared by and are the responsibility of the Company's management.  These unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") and reflect Management’s best estimates and judgements based on information currently available.  The Company's independent auditor has not performed a review of these financial statements in accordance with standards established for a review of interim financial statements by an entity's auditor.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at September 30, 2019

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Balance Sheets

As at September 30, 2019 and December 31, 2018

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	September 30, 2019	December 31, 2018
ASSETS
Current Assets
Cash		$30,367.	$233,843
Accounts and grants receivable	5	1,001,936	913,458
Prepaid and other receivables		94,609	101,539
		1,126,912	1,248,840
Non-Current Assets
Property and equipment	6	26,692	53,164
Right-of-use assets	7	320,454	-
TOTAL ASSETS		$1,474,058	$1,302,004

EQUITY AND LIABILITIES

Current Liabilities
Accounts payable	18	$199,931	$312,034
Accrued liabilities	18	361,593	167,558
Contract liability	8	176,427	217,259
Lease inducement		37,849	46,559
		775,800	743,410

Non-Current Liabilities
Lease obligation	4	289,825	-
TOTAL LIABILITIES		$1,065,625	$743,410

Equity
Share capital	9	$21,914,722	$21,914,722
Share-based payment reserve	10	4,036,282	3,955,167
Accumulated other comprehensive income		(276,468)	(271,245)
Deficit		(25,266,103)	(25,040,050)
TOTAL EQUITY		$408,434	$558,594
TOTAL EQUITY AND LIABILITIES		$1,474,058	$1,302,004

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on November 29, 2019.

/s/ Gali Bar-Ziv	/s/ Jerry Grafstein
Director	Director

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

For the three and nine-month ended September 30, 2019 and 2018

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	For the three months ended September 30		For the nine months ended September 30
		2019	2018	2019	2018

Revenue		$117,545	$186,518	$1,124,714	$1,227,032
Expenses
Selling, general and administrative expenses		219,617	303,739	650,534	928,363
Bad debt (recovery)		-	(150,340)	-	(293,379)
Direct costs		45,609	73,979	120,031	167,185
Development costs		45,627	69,864	150,320	407,300
Share-based payment		24,356	14,468	81,115	87,539
Depreciation – right-of-use asset	7	45,855	-	137,568	-
Depreciation – property and equipment	6	1,379	1,544	4,602	4,761
Total Expenses		382,443	313,254	1,144,170	1,301,769
Profit / (Loss) from Operations		(264,898)	(126,736)	(19,456)	(74,737)
Net Finance Charges
Interest expense		10,371	4,108	34,918	43,032
Foreign exchange (gain) / loss		21,415	14,968	28,739	(48,988)
Profit / (Loss) before Tax		(296,684)	(145,812)	(83,113)	(68,781)
Income and Other Tax Expense		45,498	10,738	142,940	154,654
Net Profit / (Loss) for the Period		(342,182)	(156,550)	(226,053)	(223,435)
Other Comprehensive Income
Exchange differences on translating foreign operations gain / (loss)		21,663	(4,215)	(5,223)	(3,579)
Total Comprehensive Income / (Loss), Net of Tax		$(320,519)	$(160,765)	$(231,276)	$(227,014)
Earnings /(Loss) per Share
Basic & Diluted		$(0.01)	$(0.00)	$(0.01)	$(0.01)
Weighted Average Number of Common Shares Outstanding
Basic & Diluted		35,529,132	35,529,132	35,529,132	35,529,132

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-months ended September 30, 2019 and 2018

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital		Share- Based	Accumulated Other Comprehensive		Total
	No. of Shares	Amount	Reserves	Income	Deficit	Equity
Balance as at January 1, 2018	35,529,192	$21,914,722	$3,792,678	$(303,447)	$(24,850,199)	553,754
Loss for the period	-	-	-	-	(223,435)	(223,435)
Other comprehensive loss	-	-	-	(3,579)	-	(3,579)
Share based payments charged to operations	-	-	87,539	-	-	87,539
Balance as at September 30, 2018	35,529,192	$21,914,722	$3,880,217	$(307,026)	$(25,073,634)	$414,279
Contract adjustment for 2017					(85,695)	(85,695)
Loss for the period	-	-	-	-	119,279	119,279
Other comprehensive income	-	-	-	35,781	-	35,781
Share-based payments charged to operations	-	-	74,950	-	-	74,950
Balance as at December 31, 2018	35,529,192	$21,914,722	$3,955,167	$(271,245)	$(25,040,050)	$558,594
Loss for the period	-	-	-	-	(226,053)	(226,053)
Other comprehensive loss	-	-	-	(5,223)	-	(5,223)
Share-based payments charged to operations	-	-	81,115	-	-	81,115
Balance as at September 30, 2019	35,529,192	$21,914,722	$4,036,282	$(276,468)	$(25,266,103)	$408,434

No preference shares were issued at September 30, 2019.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

For the three and nine-month ended September 30, 2019 and 2018

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	For the three months ended September 30		For the nine months ended September 30
	2019	2018	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(342,182)	$(156,550)	$(226,053)	$(223,435)
Adjustments to Net Loss for Non-Cash Items:
Share-based payment	24,356	14,468	81,115	87,539
Unrealized foreign exchange (gain)/loss	22,389	1,570	(4,469)	(3,606)
Depreciation	47,234	1,544	142,170	4,761
Lease inducement	(2,903)	(8,651)	(8,710)	(8,651)
Operating Loss before Working Capital Changes	(251,106)	(147,619)	(15,947)	(143,392)
Working Capital Adjustments:
(Increase)/decrease in accounts and grants receivable	47,497	(43,451)	(88,478)	(146,827)
(Increase)/decrease in prepaid and other receivables	5,841	(32,336)	6,930	88,578
Increase/(decrease) in accounts payable	(18,925)	55,731	(112,104)	115,545
Increase/(decrease) in accrued liabilities	103,586	52,640	194,035	(11,610)
Increase/(decrease) in contract liability	1,213	-	(40,832)	-
Cash Used in Operations	(111,894)	(115,035)	(56,396)	(97,706)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	-	(6,039)	(450)	(6,039)
Net Cash Flows Used in Investing Activities	-	(6,039)	(450)	(6,039)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in lease obligation	(49,029)	-	(146,630)	-
Proceeds from loans	58,000	-	449,612	420,000
Repayment of loans payable	(58,000)	-	(449,612)	(525,000)
Net Cash Flows Used in Financing Activities	(49,029)	-	(146,630)	(105,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(160,923)	(121,074)	(203,476)	(208,745)
Cash and Cash Equivalents at the Beginning of the Period	191,290	239,763	233,843	327,434
Cash and Cash Equivalents at the End of the Period	$30,367	$118,689	$30,367	$118,689

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2019

(Unaudited - See Notice to Reader)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTC Marketplace. The consolidated financial statements of the Company as at and for the period ended September 30, 2019 comprise the Company and its wholly owned subsidiaries: Lingo Learning Inc., ELL Technologies Ltd., ELL Technologies Limited, Vizualize Technologies Corporation, Speak2Me Inc., Parlo Corporation and Lingo Group Limited (the “Group”).

Lingo Media is an EdTech company that is ‘Changing the way the world learns English’. The Group provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies is a global English language learning multi-media and online training company. Lingo Learning is a print-based publisher of English language learning school programs in China.

The head office, principal address and registered and records office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company has incurred significant losses recurring over the years. This raises the doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional financing through share issuance or debt borrowing or through cash flow generated from sales contracts and distribution agreements. There are no assurances that the Company will be successful in achieving these goals.

The condensed consolidated interim financial statements for the period ended September 30, 2019 were approved and authorized by the Board of Directors on November 29, 2019.

2.2	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except as provided in note 4. The comparative figures presented in these consolidated financial statements are in accordance with the same accounting policies.

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at September 30, 2018. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2019

(Unaudited - See Notice to Reader)

2.	BASIS OF PREPRATION (Cont’d)

2.3	Basis of consolidation (Cont’d)

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency. The functional currency of ELL Technologies Limited and Lingo Group Limited are United States Dollar (“USD”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGINIFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional currency

●	Determination of expected credit loss

●	Recognition of internally developed intangibles

●	Recognition of government grant and grant receivable

●	Recognition of deferred tax assets

●	Valuation of share-based payments

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

The accounting policies applied by the Company in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Company in its Consolidated Financial Statements for the year ended December 31, 2018, except the following:

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2019

(Unaudited - See Notice to Reader)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES (Cont’d)

New Standards Adopted in Current Year

IFRS 16 ‘Leases” was issued by the IASB in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period.

The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined. The use their incremental borrowing rate. As with IFRS 16’s predecessor, IAS 17, lessors classify leases as operating or finance in nature. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Otherwise a lease is classified as an operating lease.

The Company has elected to apply the retrospective method by setting right-of-use assets based on the lease liability at the date of initial application, adjusted by the amount of lease payments.

The following table summarize the impacts of adopting IFRS 16 on the consolidated balance sheet as September 30, 2019 and the statement of comprehensive income (loss) for the period then ended for each of the line items affected. There was no material impact on the consolidated statement of cash flows for the period ended September 30, 2019.

September 30, 2019	Note	As reported	Adjustments	Amounts without adoption of IFRS 16
Assets
Right-of-use assets, net		$320,454	$320,454	$-
Total Assets		1,474,058	320,454	11,153,604

Liability
Lease obligation		289,825	289,825	-
Total Liabilities		1,065,625	289,825	775,800

Equity
Deficit		(25,266,103)	30,629	(25,296,732)
Total equity		408,434	30,629	377,805
Total Equity and Liabilities		1,474,058	320,454	1,153,604

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2019

(Unaudited - See Notice to Reader)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES (Cont’d)

Impact on the consolidated statement of comprehensive income (loss)

For the period ended September 30, 2019	Note	As reported	Adjustments	Amounts without adoption of IFRS 16
Depreciation		$137,568	$128,858	$8,710
Selling, general and administrative expenses		650,534	(157,046)	807,580
Net Profit for the Period		(226,053)	28,188	(254,241)
Total Comprehensive Income		(231,276)	28,188	(259,464)

On transition to IFRS 16, the Company recognized a right of use asset and lease liability of $289,825. The recognition of the right of use asset is considered non-cash items within the statement of cash flows. When measuring operating lease commitments, the Company used a weighted average rate of 3.75%.

Operating lease commitments as at January 1, 2019	$436,455
Effect of discounting using the incremental borrowing rate	17,235
Lease contract for where right-to-use has commenced	(163,865)
Lease liability recognized during period ended September 30, 2019	$289,825

5.	ACCOUNTS AND GRANTS RECEIVABLE

Accounts and grants receivable consist of:

	September 30, 2019	December 31, 2018
Trade receivable	$835,554	$913,458
Grants receivable	166,382	-
	$1,001,936	$913,458

6.	PROPERTY AND EQUIPMENT

Cost, January 1, 2018	$89,787
Additions	6,039
Effect of foreign exchange	326
Cost, September 30, 2018	$96,152
Additions	1,800
Effect of foreign exchange	(77)
Cost, December 31, 2018	$97,875
Additions	450
Write off	(12,126)
Effect of foreign exchange	(1,109)
Cost, September 30, 2019	$85,090

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2019

(Unaudited - See Notice to Reader)

6.	PROPERTY AND EQUIPMENT (Cont’d)

Accumulated depreciation, January 1, 2018	$59,098
Charge for the period	4,761
Effect of foreign exchange	299
Accumulated depreciation, September 30, 2018	$64,158
Charge for the period	1,995
Effect of foreign exchange	125
Accumulated depreciation, December 31, 2018	$66,278
Charge for the period	4,602
Write off	(12,126)
Effect of foreign exchange	(356)
Accumulated depreciation, September 30, 2019	$58,398

Net book value, January 1, 2018	$30,689
Net book value, September 30, 2018	$31,994
Net book value, December 31, 2018	$31,597
Net book value, September 30, 2019	$26,692

7.	RIGHT-OF-USE ASSET

	Office Lease	Leasehold Improvements	Total
Cost, January 1, 2018	$-	$-	$-
Additions	-	-	-
Cost, September 30, 2018	$-	$-	$-
Additions	-	33,180	33,180
Cost, December 31, 2018	$-	$33,180	$33,180
Additions	436,455	-	436,455
Cost, September 30, 2019	$436,455	$33,180	$469,635

Accumulated depreciation, January 1, 2018	$-	$-	$-
Charge for the period	-	-	-
Accumulated depreciation, September 30, 2018	$-	$-	$-
Charge for the period	-	11,613	11,613
Accumulated depreciation, December 31, 2018	$-	$11,613	$11,613
Charge for the period	128,858	8,710	137,568
Accumulated depreciation, September 30, 2019	$128,858	$20,323	$149,181
Net book value, September 30, 2019	$307,597	$12,857	$320,454

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2019

(Unaudited - See Notice to Reader)

8.	CONTRACT LIABILITY

The following table presents changes in the contract liabilities balance:

Balance, December 31, 2017	$-
Adjustment on initial application of IFRS 15	90,860
Adjusted balance, January 1, 2018	90,860
Amounts invoices and revenue deferred as at December 31, 2018	207,073
Recognition of deferred revenue included in the adjusted balance at the beginning of the period	(80,673)
Balance, December 31, 2018	$217,259
Amounts invoices and revenue deferred as at September 30, 2019	139,249
Recognition of deferred revenue included in period	(180,081)
Balance, September 30, 2019	$176,427

9.	SHARE CAPITAL

Authorized

Unlimited number of preference shares with no par value

Unlimited number of common shares with no par value

10.	SHARE-BASED PAYMENTS

In December 2017, the Company amended its stock option plan (the “2017 Plan”). The 2017 Plan was established to provide an incentive to management (officers), employees, directors and consultants of the Company and its subsidiaries. The maximum number of shares which may be reserved for issuance under the 2017 Plan is limited to 7,105,838 shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan, the 2009 Plan and the 2011 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2017 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2017 Plan do not have any required vesting provisions. However, the Board of Directors of the Company may, from time to time, amend or revise the terms of the 2017 Plan or may terminate it at any time.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2019

(Unaudited - See Notice to Reader)

10.	SHARE-BASED PAYMENTS (Cont’d)

The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (Yrs)
Outstanding as at January 1, 2018	3,999,000	0.21	2.77
Forfeited	(113,000)	0..23
Outstanding as at September 30, 2018	3,886,000	$0.21	2.51
Granted	2,920,000	0.07
Expired	(2,000)	0.23
Outstanding as at December 31, 2018	6,804,000	$0.21	2.77
Granted	1,050,000	0.08
Forfeited	(1,092,000)	0.22
Outstanding as at September 30, 2019	6,762,000	$0.13	1.77

Options exercisable as at September 30, 2018	3,549,125	$0.21
Options exercisable as at December 31, 2018	4,566,000	$0.19
Options exercisable as at September 30, 2019	6,187,000	$0.13

The weighted average remaining contractual life for the stock options outstanding as at September 30, 2019 was years 1.77 (2018 – 1.97 years, 2017 – 1.3 years). The range of exercise prices for the stock options outstanding as at September 30, 2019 was $0.07 - $0.23 (2018 - $0.20-$0.23, 2017 - $0.13-$0.24). The weighted average grant-date fair value of options granted to management, employees, directors and consultants has been estimated at $0.0519 (2018 - $0.12, 2017 - $0.0762) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed immediately.

The vesting periods on the options granted in 2019 are as follows, the options are vested quarterly over 3 years, three months after grant date. The vesting periods on the options granted on December 20, 2018 are as follows, 25% vest on November 20, 2018, the remaining vest quarterly over 9 months, commencing three months after grant date. In 2017, 1,995,000 options were vested immediately upon issuance, 185,000 stock options will vest upon achievements of non-market conditions, 1,832,000 stock options were vesting quarterly over 3 years, commencing three months after grant date.

The pricing model assumed the weighted average risk free interest rates of 2.19% (2018 – 1.39%, 2017 – 0.85%) weighted average expected dividend yields of Nil (2018 – Nil, 2017 – Nil), the weighted average expected common stock price volatility (based on historical trading) of 105% (2018 – 97%, 2017 – 48%), a forfeiture rate of zero, a weighted average stock price of $0.31, a weighted average exercise price of $0. 13, and a weighted average expected life of 3 years (2018 – 3 years, 2017 – 3 years), which were estimated based on past experience with options and option contract specifics.

11.	INCOME TAX

Income tax expense is accrued upon recognition of revenue and is withheld at source on remittances from China.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2019

(Unaudited - See Notice to Reader)

12.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $176,020 (2018 - $182,077), relating to the Company's publishing projects. At the end of the period, $166,382 (2018 - $172,485) is included in accounts and grants receivable.

One government grant for the print-based ELL segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid.

13.	FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and accounts and grants receivable, approximates their fair value due to the liquidity of these instruments. The carrying values of accounts payables and accrued liabilities and loans payables approximate their fair value due to the requirement to extinguish the liabilities on demand or payable within a year.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk, liquidity risk and credit risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are as follows:

a.	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than the Canadian Dollar and the Company’s net investments in foreign subsidiaries.

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The Company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity approximately by $2,437 (2018 - $35,457) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at September 30, 2018 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of September 30, 2019 are as follows:

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2019

(Unaudited - See Notice to Reader)

13.	FINANCIAL INSTRUMENTS (Cont’d)

US Denominated
Cash	$711
Accounts receivable	624,416
Accounts payable	25,708

b.	Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At September 30, 2019, the Company had cash of $30,367, accounts and grants receivable of $1,001,936 and prepaid and other receivables of $94,609 to settle current liabilities of $775,800.

c.	Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at September 30, 2019, the Company has outstanding trade receivables of $835,554 (2018 - $944,809). New impairment requirements use an 'expected credit loss' ('ECL') model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

14.	MAJOR CUSTOMER

The Company had sales to a major customer in the period ended in September 30, 2019 and September 30, 2018, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the period was 82% (2018 – 76%) and the total percentage of accounts receivable at September 30, 2019 was 94% (2018 – 87%)

15.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management in 2019 or 2018.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2019

(Unaudited - See Notice to Reader)

16.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

License of intellectual property: Lingo Learning is a print-based publisher of English language learning textbook programs in China. It earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

Online and offline Language Learning: ELL Technologies is a global web-based educational technology (“EdTech”) language learning, training, and assessment company. The Company provides the right to access to hosted software over a contract term without the customer taking possession of the software. The Company also provides Offline licenses for the right to use perpetual language-learning.

Transactions between operating segments and reporting segment are recorded at the exchange amount and eliminated upon consolidation.

Segmented Information (Before Other Financial Items Below)

September 30, 2019	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$83,575	$1,352,840	$37,643	$1,474,058
Segmented liabilities	210,011	434,559	421,054	1,065,624
Segmented revenue	204,632	920,082	-	1,124,714
Segmented direct costs	53,916	66,116	-	120,031
Segmented selling, general & administrative	117,510	128,115	404,909	650,534
Segmented profit / (loss)	(121,555)	445,723	(405,449)	(81,281)

September 30, 2018	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$241,658	$1,067,041	$76,182	$1,384,881
Segmented liabilities	85,670	145,319	739,613	970,602
Segmented revenue	297,022	930,010	-	1,227,032
Segmented direct costs	98,870	68,315	-	167,185
Segmented selling, general & administrative	264,754	777,497	586,112	928,363
Segmented profit / (loss)	(189,020)	633,955	(586,787)	(141,852)

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2019

(Unaudited - See Notice to Reader)

16.	SEGMENTED INFORMATION (Cont’d)

Other Financial Items	2019	2018
Online English Language Learning segmented loss	$(121,555)	$(189,020)
Print-Based English Language Learning segmented income	445,723	633,955
Head Office	(405,449)	(586,787)
Foreign exchange gain (loss)	(28,739)	48,988
Interest expense and other financial expense	(34,918)	(43,032)
Share-based payment	(81,115)	(87,539)
Other comprehensive loss	(5,223)	(3,579)
Total Comprehensive Income (Loss)	$(231,276)	$(227,014)

Revenue by Geographic Region

	2019	2018
Latin America	$171,927	$240,695
China	927,840	952,090
Other	24,947	34,247
	$1,124,714	$1,227,032

Identifiable Assets by Geographic Region

	2019	2018
Canada	$1,466,198	$1,378,026
China	7,859	6,855
	$1,474,058	$1,384,881

17.	SUPPLEMENTAL CASH FLOW INFORMATION

	2019	2018
Income taxes and other taxes paid	$142,940	$154,654
Interest paid	$27,590	$43,032

18.	RELATED PARTY BALANCES AND TRANSACTIONS

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)

For the nine-month period ended September 30, 2019, the Company charged $77,506 (2018 - $153,766) to corporations with directors or officer in common for rent, administration, office charges and telecommunications.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2019

(Unaudited - See Notice to Reader)

18.	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(b)

Key management compensation for the nine-month period ended September 30, 2019 was $238,500 (2018 – $250,197) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, of which $212,000 (2018 - $247,500) of the management compensation is included in accrued liabilities.